FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: April 19 , 2001

By: Steven Webb
Steven John Webb
Group Company Secretary and
General Counsel

Exhibits

1. On April 17, 2002, Premier Farnell plc issued a notification on the London Stock Exchange. The said notification, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference relates to the creation of a special conversion right for holders of Preference Shares and associated Sale Arrangement.

2. On April 17, 2002, Premier Farnell plc issued a notification on the London Stock Exchange. The said notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference relates to the conditional placement (the "Placing") by Cazenove & Co. Ltd of a total of 83,217,201 Ordinary Shares, at a price of 313 pence per share.

3. On April 18, 2002, Premier Farnell plc ("the Company") filed a notification of Major Interests in Shares with the London Stock Exchange.
   The said Notification, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, relates to information received from M&G Investment Management Ltd to the effect that their notifiable interest as at 18 April 2002 amounted to 27,912,139 (twenty-seven million, nine hundred and twelve thousand one hundred and thirty-nine) Ordinary Shares of 5p each in the Company, being 10.25% of the Company's issued ordinary share capital.

Stevenness

Premier Farnell plc.
17 April 2002

Premier Farnell plc, ("Premier Farnell" or "the Company")

Creation of a special conversion right for holders of Preference Shares, associated Sale Arrangement. Conditional sale of shares by director and major shareholder

Proposed Special Conversion Right

Premier Farnell announces a proposal to offer to preference shareholders a right, for a limited period, to convert all or part of their holdings of cumulative redeemable preference shares of the Company (the "Preference Shares") into new Ordinary Shares at a special rate of conversion (the "Special Conversion Right"). This will require a variation of the Company's Articles of Association (the "Articles") in respect of the rights attached to the Preference Shares.

Reasons for the proposal

The acquisition by the Company of Premier Industrial Corporation in April 1996 was funded by means of cash and the issue of Preference Shares and Ordinary Shares. The Directors have concluded that the Preference Shares constitute an inappropriately high proportion of the Group's capital and exercise a disproportionate influence on its financial performance. After considering the financial alternatives available to the Company, the Directors believe that the exercise of the Special Conversion Right by Preference Shareholders is the best means of achieving a better balance of capital funding and would improve the Group's financial flexibility.

The exercise of the Special Conversion Right will have a beneficial cashflow effect for the Company as a result of the lower dividends payable on the Ordinary Shares relative to the Preference Shares. The Directors also expect that the earnings per Ordinary Share will be enhanced and that the dividend cover on the ordinary shares will be increased as a result of the conversion of Preference Shares.

Under the Company's Articles, Preference Shareholders are currently entitled to convert their Preference Shares at a rate representing 2.06864 Ordinary Shares for each Preference Share converted. The rate of conversion applicable on exercise of the Special Conversion Right represents 4.6 Ordinary Shares for each Preference Share converted. The final date for applications to convert under the Special Conversion Right will be 26 June 2002.

The Directors, who have been advised by Cazenove & Co. Ltd ("Cazenove"), believe the offer of the Special Conversion Right to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend Shareholders to vote in favour of these amendments.

Further details

To enable the Company to offer the Special Conversion Right to Preference Shareholders, amendments need to be made to the Company's Articles of Association in respect of the rights attached to the Preference Shares. These amendments are subject to approval by shareholders at an extraordinary general meeting of the Company to be held on 13 May 2002, and at a separate class meeting of Preference Shareholders to be held on the same day.

Preference Shareholders who convert Preference Shares into new Ordinary Shares pursuant to the Special Conversion Right will receive a payment in lieu of the preference dividend of either 19.8 pence per Sterling Preference Share converted or US$0.30 per US Preference Share converted (as

 Steve Weiss

applicable), which will be payable on 12 July 2002. New Ordinary Shares issued pursuant to the exercise of the Special Conversion Right will not rank for the proposed final dividend for the year ended 3 February 2002.

If all of the Preference Shares in issue were to be converted pursuant to the Special Conversion Right, the new Ordinary Shares arising would represent approximately 32 per cent. of the enlarged ordinary share capital of the Company (assuming no options are exercised under the Share Option Schemes).

Sale Arrangement

In addition to being able to convert some or all of their Preference Shares into new Ordinary Shares at the enhanced rate of conversion applicable under the Special Conversion Right, Preference Shareholders are also being given the opportunity to sell a proportion of the new Ordinary Shares arising on conversion (the "Sale Arrangement") at a fixed price of 313 pence per share (before commissions and dealing charges), through the agency of Cazenove. Under the Sale Arrangement, Preference Shareholders will have the right, on the terms and subject to the conditions set out in the circular to be sent to all shareholders, to apply to sell a proportion of the new Ordinary Shares that would arise on conversion under the Special Conversion Right of their total holdings of Preference Shares at the above fixed price to persons nominated by Cazenove acting as agent (including Cazenove itself). The proportion that a Preference Shareholder is entitled to sell will be determined later today following completion of the conditional placing being undertaken by Cazenove and an announcement will be made at that time. Immediately subsequent to this announcement Cazenove will confirm the purchase by institutional placees of 53,353,609 new Ordinary Shares pursuant to the ongoing conditional placing.

The new Ordinary Shares to be placed are those that will be created pursuant to the exercise of the Special Conversion Right proposed by the Company. The placing is consequently conditional upon the approval of the proposed variation of the Articles by shareholders at the extraordinary general meeting and the separate class meeting, and the admission to the Official List of the new Ordinary Shares resulting from conversion under the Special Conversion Right.

Sale of shares by major shareholder

Commitments to exercise the Special Conversion Right to the extent of their maximum participation in the Sale Arrangement (i.e. up to 100% of the new Ordinary Shares to be placed should no other Preference Shareholders elect to participate in the Sale Arrangement) have been given in respect of Preference Shares held by or on behalf of members of Mr Morton Mandel's family and certain associated trusts. These commitments are in respect of a total of up to 18,090,696 Preference Shares, representing approximately 65% of the existing issued Preference Share capital which, at the special conversion rate, would convert into a total of approximately 83 million new Ordinary Shares. The number of Preference Shares which are ultimately converted will be limited to that number which can be sold in the Sale Arrangement, leaving Mr Morton Mandel's family and certain associated trusts with, as currently, no Ordinary Shares in the Company and a residual Preference Share holding.

Mr Mandel is non-executive Deputy Chairman of the Company and the commitment by Mr Mandel in respect of the Sale Arrangement constitutes a dealing by him in respect of the 1,494,208 Preference Shares in which he is beneficially interested. As announced by the Company on 18 March 2002, Mr Mandel will retire from the Board at the Company's Annual General Meeting in June and has indicated that he will not stand for re-election.

It is anticipated that a circular giving further details of the Special Conversion Right and the Sale Arrangement will be posted to shareholders on 18 April 2002.

The securities referred to above have not been and will not be registered under the United States Securities act of 1933, as amended (the " Securities Act"). This press release is not an offer of

 Steven Webb

securities for sale in the United States and these securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

Approved for the purposes of Section 21 of the Financial Services and Markets Act 2001 by Cazenove & Co. Ltd which is regulated by the Financial Services Authority.

For further information, contact:

Premier Farnell plc	On 17 April through Financial Dynamics or Taylor Rafferty
John Hirst, Group CEO Andrew Fisher, Group Finance Director	
Cazenove & Co. Ltd Nick Wiles Edmund Byers	+44 (0) 20 7588 2828
Financial Dynamics (UK) Richard Mountain	+44 (0) 20 7269 7291
Taylor Rafferty (NA) Brian Rafferty / Andrew Saunders	+1 212 889 4350

Premier Farnell's announcements and presentations are published on the Internet at www.premierfarnell.com, together with business and shareholder information and links to all other Group web sites.

Premier Farnell plc.
17 April 2002

Premier Farnell plc, ("Premier Farnell" or "the Company")

Conditional Placing of Shares

Premier Farnell announces the conditional placement (the "Placing") by Cazenove & Co. Ltd of a total of 83,217,201 Ordinary Shares, at a price of 313 pence per share.

Separately, the Company has earlier today announced a proposal to offer to preference shareholders a right, for a limited period, to convert all or part of their holdings of Preference Shares into new Ordinary Shares at a special rate of conversion (the "Special Conversion Right"). This will require a variation of the Company's Articles of Association (the "Articles") in respect of the rights attached to the cumulative redeemable preference shares of the Company (the "Preference Shares"). All shareholders will receive a circular setting out the details of this proposal (the "Circular"). The proposed Special Conversion Right is subject to approval by shareholders at an extraordinary general meeting of the Company to be held on 13 May 2002, and at a separate class meeting of Preference Shareholders to be held on the same day. New Ordinary Shares issued pursuant to the exercise of the Special Conversion Right will not rank for the proposed final dividend for the year ended 3 February 2002.

The Company also announced earlier today that Preference Shareholders are being given the opportunity to sell a proportion of the new Ordinary Shares arising on Conversion (the "Sale Arrangement") at a fixed price of 313 pence per share (before commissions and dealing charges), through the agency of Cazenove & Co. Ltd ("Cazenove"). Under this Sale Arrangement, Preference Shareholders will have the right, on the terms and subject to the conditions set out in the Circular, to apply to sell a proportion of the new Ordinary Shares that would arise on conversion under the Special Conversion Right of their total holdings of Preference Shares at the above fixed price to persons nominated by Cazenove acting as agent (including Cazenove itself). This proportion has now been set at 64.734 per cent of the new Ordinary Shares that would arise on Conversion of their total holdings of Preference Shares.

To be eligible to participate in the Sale Arrangement Preference Shareholders must either (a) be on the register of members of the Company at the close of business on Tuesday, 16 April 2002 and not have sold, or agreed to sell, the Preference Shares which are the subject of their application form before such time and date or (b) have purchased or unconditionally agreed to purchase Preference Shares by such time and date.

The new Ordinary Shares to be placed are those that will be created pursuant to the exercise of the Special Conversion Right proposed by the Company. The placing is consequently conditional upon the approval of the proposed variation of the Articles by shareholders at the extraordinary general meeting and the separate class meeting, and the admission to the Official List of the new Ordinary Shares resulting from conversion under the Special Conversion Right. The number of new Ordinary Shares conditionally placed represents approximately 23.4 per cent of the enlarged ordinary share capital of the Company (assuming no options are exercised under the Share Option Schemes).

The conditional placing of new Ordinary Shares has been made on behalf of those Preference Shareholders electing to exercise the Special Conversion Right and choosing to participate in the Sale Arrangement being offered by Cazenove, the terms and conditions of which will be set out in the Circular. Commitments to exercise the Special Conversion Right to the extent of their maximum participation in the Sale Arrangement (i.e. up to 100% of the new Ordinary Shares to be placed should no other Preference Shareholders elect to participate in the Sale

 Steve Ness

Arrangement) have already been given in respect of Preference Shares held by or on behalf of members of Mr Morton Mandel's family and certain associated trusts.

Mr Mandel is non-executive Deputy Chairman of the Company and the commitment by Mr Mandel in respect of the Sale Arrangement constitutes a dealing by him in respect of the 1,494,208 Preference Shares in which he is beneficially interested. As announced by the Company on 18 March 2002, Mr Mandel will retire from the Board at the Company's Annual General Meeting in June and has indicated that he will not stand for re-election.

The securities referred to above have not been and will not be registered under the United States Securities act of 1933, as amended (the " Securities Act"). This press release is not an offer of securities for sale in the United States and these securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

Approved for the purposes of Section 21 of the Financial Services and Markets Act 2001 by Cazenove & Co. Ltd which is regulated by the Financial Services Authority.

For further information, contact:

Premier Farnell plc	On 17 April through Financial Dynamics or Taylor Rafferty
John Hirst, Group CEO Andrew Fisher, Group Finance Director	
Cazenove & Co. Ltd Nick Wiles Edmund Byers	+44 (0) 20 7588 2828
Financial Dynamics (UK) Richard Mountain	+44 (0) 20 7269 7291
Taylor Rafferty (NA) Brian Rafferty / Andrew Saunders	+1 212 889 4350

Premier Farnell's announcements and presentations are published on the Internet at www.premierfarnell.com, together with business and shareholder information and links to all other Group web sites.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Premier Farnell plc

2) Name of shareholder having a major interest

Prudential plc and certain of its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LTD A/c 3789	374,273
CHASE NOMS LTD A/c 14914	1,110,085
CHASE NOMS LTD	66,494
CLYDESDALE BK NOMS LTD MGA	727,415
CLYDESDALE BK NOMS LTD MGB	1,246,997
CLYDESDALE BK NOMS LTD MGH	365,000
CLYDESDALE BK NOMS LTD MGT	31,700
HOW & CO (EUT)	1,996,952
MAGIM HSBC GIS NOM(UK) SALI	146,352
NORTRUST NOMS LTD	54,730
PRUCLT HSBC GIS NOM(UK) PAC AC	19,780,207
PRUCLT HSBC GIS NOM(UK) PPL AC	1,936,934
ROY NOMS LTD 578060	75,000

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not disclosed

Steven Webb

11) Date company informed

18 April 2002

12) Total holding following this notification

27,912,139

13) Total percentage holding of issued class following this notification

10.25%

14) Any additional information

15) Name of contact and telephone number for queries

Steven Webb
Company Secretary & General Counsel
Premier Farnell plc
150 Armley Road
Leeds
LS12 2QQ

16) Name and signature of authorised company official responsible for making this notification

Steven Webb

Date of notification: 18 April 2002